FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

August 20, 2012

Via E-mail and EDGAR

Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:  FlatWorld Acquisition Corp.

Schedule TO-I filed July 30, 2012

Schedule TO-I/A filed July 31, 2012

Schedule TO-I filed August 2, 2012

File No. 005-85805

Dear Mr. McTiernan:

FlatWorld Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2012, regarding our Schedule TO-I filed July 30, 2012 , Schedule TO-I/A filed July 31, 2012 and Schedule TO-I/A filed August 2, 2012.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. All references below to specific paragraphs, pages and captioned sections are to our Amended and Restated Offer to Purchase that we have included as Exhibit (a)(1)(F) to our Schedule TO-I/A filed on the date hereof.

Schedule TO-I filed July 30, 2012

Exhibit 99(A)(l)(A) - Offer to Purchase

Cover Page

1. You state that you will not make the offer into, nor will tendered ordinary shares be accepted from, shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise.

The disclosure on the cover page has been modified as requested.

2. In an appropriate part of the offer materials, specify the lead time required for those security holders holding units who wish to separate the ordinary shares composing a part of those units for tender into the offer. Provide the disclosure in the Summary section, as well as under “Units and Warrants” on page 65, and as appropriate throughout the offer materials.

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

The disclosure has been modified as appropriate.  See in particular the second page of the cover, page 7 “Can I tender my units?” and page 69 “The Offer—Procedures for Tendering Shares—Units and Warrants.”

Summary Term Sheet and Questions and Answers, page 1

How is the Offer different from typical tender offers?, page 2

3. You state if you do not consummate the offer, you will not purchase any ordinary shares and will instead return tendered shares; however, in the next section, it becomes apparent that if you do not consummate the contemplated transaction by September 9, 2012, you must liquidate the trust account, at which point shareholders will receive their pro rata portion of the proceeds in liquidation. Please revise this disclosure to clarify that liquidation and return of proceeds will be the result if the offer and associated merger are not consummated.

The disclosure has been modified as requested.  See page 2.

What is the background of FlatWorld?, page 2

4. We note the last sentence of this Q&A that indicates that the business transaction must consummate by September 9, 2012 or the trust account will be liquidated and the company will dissolve. Please present this fact in a separate Q&A to highlight the timing concerns associated with this tender offer and related merger transaction.

The disclosure has been modified as requested.  See page 2.

What is the structure of the Merger and the Merger Consideration?, page 3

5. The disclosure in this section indicates that after the merger, FlatWorld will issue newly-issued warrants to purchase ordinary shares. The warrants and ordinary shares will be registered on a registration statement to be filed at some time after the merger. Please provide the approximate time frame for the filing of the registration statement.

The disclosure has been modified as requested.  See page 4.

6. In your response letter, tell us when FlatWorld will repurchase the sponsor’s 573,875 ordinary shares. On page 4, you imply that this will occur immediately after the offer and the transaction. Note the prohibition on the repurchase of shares for ten days after the completion of an issuer tender offer. See Rule 13e-4(f)(6).

Pursuant to the FWAC Holdings Share Repurchase Agreement, the closing of the repurchase of the Sponsor’s 573,875 Ordinary Shares, which is subject to the consummation of the Merger, will occur 11 business days following the Expiration Date.  See “Related Agreements—FWAC Holdings Share Repurchase Agreement” on page 64 and “Are there other agreements that have been entered into in connection with the Merger?” on page 11 of the Offer to Purchase.

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

Will the Ordinary Shares be listed on a Stock Exchange following the Merger?, page 9

7. You state the ordinary shares may not be listed on an exchange for a period of approximately one year after the merger, due to “recent rule changes” at the exchanges. Describe your expectations for listing thereafter.

The disclosure has been modified as requested. See page 10.

Risk Factors, page 13

8. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

• “If uncertain conditions are not met, FlatWorld may terminate the Offer,” page 13;

• “The Offer presents potential risks and disadvantages to us and our continuing shareholders,” page 13;

• “You will not have any rights or interests in the funds from the Trust Account, except under certain limited circumstances,” page 14;

• “In certain circumstances, a British Virgin Islands court could order that amounts received by our shareholders are to be repaid to us,” page 15;

• “Concentration of ownership after the Merger may have the effect of delaying or preventing a change in control,” page 18;

• “Possible legislative or other actions affecting REITs could adversely affect us and our holders,” page 33; and

• “A portion of our distributions may be deemed a return of capital for U.S. federal income tax purposes,” page 34.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then expand as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

The disclosure has been modified throughout as requested.

Public shareholders at the time of the Merger who purchased their Ordinary Shares in the IPO and do not tender ...may have rescission rights and related claims, page 14

9. Clarify whether the representative of the underwriters has provided prior written consent to the deletion of the lock-up provision in the underwriting agreement. If so,

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

explain further the grounds upon which a continuing shareholder could seek rescission rights.

The risk factor has been modified as requested.  See page 15.

If we are unable to consummate a business transaction, our public shareholders may be forced to wait until after September 9, 2012 before redemption from our Trust Account page 15

10. Provide the approximate date by which the redemption proceeds of the trust account will become available, assuming the merger is not consummated by September 9, 2012.

The disclosure has been modified as requested.  See page 16.

Information about the Companies, page 36

11. We note that Orchid Island filed a Form S-11 in 2011 to conduct an initial public offering of its common stock, but later withdrew the registration statement. Here or elsewhere in the offer to purchase, please discuss this fact and explain why Orchid Island did not pursue its IPO.

The disclosure has been modified as requested.  See page 39.

12. Please briefly describe why structured agency RMBS already contains “structural leverage.”

The disclosure has been modified and a description has been added.  See pages 38 and 39.

13. We note that Bimini Capital has a substantially similar investment strategy with Orchid Island and is managed by the same persons. Please expand your disclosure regarding Orchid Island's history to more generally address the relationship between Bimini and Orchid Island, including why Bimini formed Orchid Island rather than expanding its own business, whether Bimini intends to raise additional equity capital in order to expand its portfolio of agency MBS and whether the companies intend to continue to engage asset sales.

The disclosure has been modified and expanded as requested.  See page 39.

Comparative Share Information, page 42

Unaudited Condensed Consolidated Pro Forma Per Share Information, page 43

14. We note that the book value per share at March 31, 2012 for FlatWorld includes the impact of ordinary shares subject to possible conversion. Please address the following:

• Provide to us your calculations of the FlatWorld historical book value per share at March 31,2012 and all combined pro forma amounts as included in the table

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

• Tell us your basis for effecting the possible conversion in the calculation of the numerator for the calculation, including why such conversion does not also have an impact on the denominator in calculating book value per share.

We have revised the footnotes to clarify further the book value per share calculations in the “Comparative Share Information” section.  See page 46.

FlatWorld’s historical book value per share as March 31, 2012 is calculated as follows.

March 31, 2012
Ordinary shares subject to possible redemption (1,775,987 ordinary shares, at a per-share redemption price of approximately $10.18 at March 31, 2012)	$ 18,084,646
Total Shareholders’ Equity	5,144,088

Book value of FlatWorld as of March 31, 2012 (A)	$ 23,228,734
Number of Ordinary Shares outstanding as of March 31, 2012 (including 1,775,987 ordinary shares subject to possible redemption) (B)	2,869,375
Book Value per Ordinary Share (A÷B)	$ 8.10

The book value per share for the Combined Pro Forma (Assuming No Tender of Ordinary Shares) is calculated as follows:

Pro Forma
Combined
(Assuming No
Tender of
Ordinary Shares)

Combined Pro Forma Total Shareholders' Equity (A)	$ 37,083,248

Number of FlatWorld's Ordinary Shares outstanding as of March 31, 2012 (including 1,775,987 Ordinary Shares subject to possible redemption)	2,869,375
Ordinary Shares repurchased pursuant to the FWAC Holdings Share Repurchase Agreement	(573,875)
Ordinary Shares to Bimini Capital (following conversion of Preferred Shares)	1,418,730
Total Number of Ordinary Shares (B)	3,714,230

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

Book Value per Ordinary Share (A÷B)	$ 9.98

The book value per share for the Combined Pro Forma (Assuming Maximum Allowable Tender of Ordinary Shares) is calculated as follows:

Pro Forma Combined
(Assuming Maximum
Allowable Tender of
Ordinary Shares)

Combined Pro Forma Total Shareholders' Equity (A)	$ 28,684,748

Number of FlatWorld's Ordinary Shares outstanding as of March 31, 2012 (including 1,775,987 ordinary shares subject to possible redemption)	2,869,375
Ordinary Shares repurchased pursuant to the FWAC Holdings Share Repurchase Agreement	(573,875)
Ordinary Shares to Bimini Capital (following conversion of Preferred Shares)	1,418,730
Ordinary Shares tendered pursuant to the Offer	(825,000)
Total Number of Ordinary Shares (B)	2,889,230
Book Value per Ordinary Share (A÷B)	$ 9.93

As described above, the numerator includes permanent shareholders’ equity of $5,144,088 and temporary shareholders’ equity of $18,084,646 associated with 1,775,987 ordinary shares subject to possible redemption. The denominator includes 2,869,375 Ordinary Shares outstanding as of March 31, 2012 (including 1,775,987 Ordinary Shares subject to possible redemption). In the presentation of FlatWorld’s historical book value per share information, no redemption is assumed as there is no mandatory redemption feature attached to the Ordinary Shares, and therefore, permanent and temporary equity is included in the historical calculation of book value as we believe this presents a better picture of our historical financial statements prior to the tender offer.

The Transaction, page 44

Background of the Transaction, page 44

15. Your IPO prospectus focused on the benefits of a business acquisition that was in the global business services sector and your management's expertise in the business services sector. Please revise to explain your officers' and directors' expertise in performing due diligence on a specialty finance company that invests primarily in agency MBS, if any. Furthermore, please consider adding additional disclosure to your Risk Factors section as appropriate.

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

We have revised the content of page 48 and provided additional disclosure in the Risk Factors section on page 15.

16. Please disclose the approximate date on which you decided to proceed exclusively with the transaction with Orchid Island and eliminated, as acquisition targets, the other entities for which you had conducted due diligence.

We have provided additional disclosure on page 48.

17. Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of FlatWorld, Bimini and Orchid Island in the transactions negotiations that were not filed with the Schedule TO, including all analysts’ reports, financial forecasts and projections used by FlatWorld, Bimini, Orchid Island and their financial advisors.

The supplemental materials requested are being submitted concurrently with this response under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 of the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  We request that the supplemental materials be kept confidential under Rule 12b-4, and, as applicable, under Rule 83, and that the supplemental materials be returned in full in accordance with Rule 12b-4.

18. Your risk factor disclosure on page 20 indicates that the board determined the fair market enterprise value of the business to be acquired. Please disclose the fair market enterprise value that the board assigned to Orchid Island in this section and clarify that the projected financial information that appears on page 47 was used to make such determination or advise.

We have provided additional disclosure in the Risk Factors section, page 21, and clarification on page 50.

19. Regarding your tabular presentation of projected financial information, please address the following:

• Tell us how such projected financial information provided conforms to Rule 1103 of Regulation S-X;

• Notwithstanding the above, please specifically tell us how you determined the assumptions to be reasonable and supportable for the following amounts:

o interest income,

o interest expense,

o total MBS assets, including allocation between mortgage pass-through securities and structured mortgage-backed securities,

o repurchase agreements;

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

• Provide to us your calculation of the Fair value adjustments for mortgage-backed securities within your table, as well as all Full Year 2012 Pro Forma projections.

The Company respectfully acknowledges the Staff's comment, however, Rule 11-03 of Regulation S-X applies to the presentation of a financial forecast in lieu of pro forma financial statements.  The financial information provided on pages 50 and 51 was not intended to be a financial forecast  and was not filed in lieu of the pro forma condensed statements of income required by Rule 11-02(b)(1), which are presented on pages 155 through 157.  The projected financial information on pages 50 and 51 was included in the Offer to Purchase solely because it was provided to FlatWorld's board of directors to consider in evaluating the Merger; and, therefore is not intended to be a financial forecast in accordance with Rule 11-03. See pages 50-51.

Interest income projections are determined by combining the existing Orchid Island portfolio with the untendered cash in the Trust Account.  This cash is assumed to be allocated between the pass through and structured Agency RMBS investment strategies.  The combination of the actual and pro forma portfolios creates the base portfolio from which interest income is projected.  The assets underlying these two strategies were available in the market at the time the Schedule TO was filed with the SEC.  All of Orchid Island’s Agency RMBS will be either pass-through securities or structured Agency RMBS, including CMOs, IOs, IIOs or POs.  The projected income on pass-through securities, POs and CMOs that contain principal balances is the difference between the stated interest rate of the security and any premium that is lost through prepayments or discount that is accreted through prepayments.  Orchid Island uses historic experience, third party models and management’s judgment for the projected prepayments over the pro forma horizon period. For IOs, IIOs and CMOs that do not contain principal balances, projected income is determined based on the carrying value and the effective yield.  Interest income is, among other variables, largely a function of the asset’s fair market value, the type and structure of the security, the amortization schedule of the underlying loans, the interest rate assumption for the pro forma horizon period, the assumed voluntary prepayment speeds and the assumed involuntary prepayment speeds.  Orchid Island uses each of these variables along with others to derive a projected yield for each asset underlying the structured portfolio. The fair market value for the structured securities consists of the current market value for the existing portfolio as of the time the Schedule TO was filed with the SEC, the voluntary and involuntary prepayment assumptions are based on historic experience, third party models and management’s judgment, interest rates are assumed to be unchanged throughout the horizon income projection period and all other factors are dependent upon fair value, prepayments and interest rates.   The asset yields and thereby interest income on the Orchid Island and pro forma portfolios are consistent with current market opportunities for similar assets and the prepayment assumptions are in line with historic and modeled prepayments for identical or similar assets.  Orchid Island believes holding interest rates constant over the pro forma horizon period is a reasonable assumption.  Finally the pro forma dividend yields are consistent with other agency mortgage REITs and provide further evidence of the reasonableness of the aforementioned assumptions. See pages 50-51.

Interest expense is calculated assuming that Orchid Island borrows against all pass-through securities at a 95% advance rate in the repo market.  This is consistent with

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

Orchid Island’s current repo positions.  Orchid Island assumes repo rates are constant over the pro forma horizon period and repo rates are approximately 37 basis points throughout this period.  This assumption is consistent with Orchid Island’s actual observations over the past several quarters and is actually at the high end of the recent range. See pages 50-51.

The total Agency RMBS assets, including the allocation between pass-through Agency RMBS and structured Agency RMBS are determined based upon Orchid Island’s risk tolerance and current income goals.  As of the date of the OTP filing, Orchid Island endeavored to take steps necessary to maximize income while providing protection against a rising rate environment and maintaining a cash liquidity cushion sufficient to withstand unforeseen price or prepayment shocks.  Orchid Island’s pro forma model assumes investment in Agency RMBS assets of all available projected cash except for unencumbered cash reserves equal to approximately 5% of the value of the pass-through assets.  Beyond this self-imposed restriction, Orchid Island’s debt leverage and total Agency RMBS asset portfolio will be limited by external forces including, the price volatility of the encumbered securities, the rate of prepayments, and the availability of leverage through the advance rates repo counterparties are willing to provide.  Orchid Island does not intend to borrow against structured Agency RMBS.  The allocation of capital between the two strategies is designed to maximize current income while minimizing risk. See pages 50-51.

Orchid Island believes it has sufficient capacity with existing repo providers to fund the pro forma balance.  Other repo providers have also informally indicated that new lines would be available subject to the closing of the Transaction. See pages 50-52.

Gains / (losses) on mortgage backed securities includes changes in the fair value of Orchid’s Agency RMBS portfolio of $(1,544,171) for the year ended December 31, 2011 and $114,335 for the three months ended March 31, 2012, and realized gains of $409,828 for the year ended December 31, 2012 and realized losses of $15,009 for the three months ended March 31, 2012.  The fair value adjustments to the Agency RMBS portfolio is a non-cash item calculated by comparing the values of the individual securities at the beginning and end of the period.  Net portfolio income is adjusted for this non-cash item to arrive at Adjusted Net Portfolio Income.  Gains and losses were not included in the projected columns as no assumption has been made about the changing values of the securities. See pages 50-52.

Related Agreements, page 60

20. Please revise to explicitly state that the agreements referenced in this section were filed as exhibits to a Form 6-K filed on July 30, 2012.

The disclosure has been modified as requested.  See page 64.

Conditions of the Offer, page 69

21. Refer to the second paragraph after the bullet points where you state that you intend to provide your shareholders with amendments to the offer electronically via filings with the SEC. Note that depending on the materiality of the new information contained in any amendment including any amendment filed in response to these

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

comments, you may be required to employ additional methods to disseminate amended offer materials. Please confirm your understanding in your response letter.

The Company confirms its understanding that, depending on the materiality of new information contained in any amendment, including any amendment filed in response to the Staff’s comments, the Company may be required to employ additional methods to disseminate amended offer materials.

22. Please refer to the last paragraph in this section and the disclosure concerning your failure to exercise any of the rights relating to the assertion of offer conditions described. When an offer condition is triggered by an event that occurs during the offer period and on or before expiration of the offer, you must inform security holders how you intend to proceed promptly. FlatWorld may not, in that circumstance, wait until the end of the offer (unless the condition is one for which satisfaction is judged at the end of the offer) to inform holders of ordinary shares whether it will waive the condition and proceed with the offer, or assert the condition and terminate the offer. Please confirm your understanding in your response letter.

The Company hereby confirms its understanding that when an offer condition is triggered by an event that occurs during the offer period and on or before expiration of the offer, it must inform its security holders promptly how it intends to proceed.

Material U.S. Federal Income Tax Consequences, page 70

23. Please revise to provide a discussion of the IRC 367(b) tax risk referenced on page 8.

The disclosure has been modified as requested.  See page 77.

Financing Strategy, page 117

24. We note that Orchid’s amount of leverage will depend on “market conditions and other factors.” Please expand the disclosure to address the market conditions and factors that led the board to determine the current leverage ratio of 5.1x.

The disclosure has been modified as requested.  See pages 121-122.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island, page 124

25. Please discuss any material trends in available yields, cost of borrowing and the breakdown in the portfolio between agency RMBS and structured agency RMBS.

The disclosure has been modified as requested.  See page 132.

Portfolio, page 130

26. Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. We note that you provide a weighted average

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

coupon on assets and net weighted average borrowing cost, although you do not present a tabular analysis of interest income and expense, and related average asset balances used in determining your overall portfolio yield for all periods presented. Further, no detail of impact of changes in interest income and expense attributable to changes in volume and rate is provided. Refer to SAB Topic 11.K.

The Company respectfully acknowledges the Staff’s comment; however, Orchid Island is not a bank holding company and does not engage in material lending or deposit activities. As a result, and consistent with Staff Accounting Bulletin Topic 11.K. related to the applicability of Article 9 of Regulation S-X and Securities Act Industry Guide 3, the Company does not believe that the referenced disclosure is applicable to Orchid Island and Orchid Island does not anticipate providing such disclosure in future filings. Orchid Island believes it currently provides all requisite material disclosure.  Orchid Island believes that its disclosure is consistent with other public companies that have similar businesses.

Liquidity and Capital Resources, page 131

27. Please expand your disclosure to discuss trends related to your overcollateralization ratios. In your disclosure regarding the ratio of mortgage-backed securities pledged to counterparties compared to total repurchase agreements, please also discuss the significant increase in cash held on deposit as collateral with the repurchase agreement counterparty between December 31, 2011 and March 31, 2012.

The disclosure has been modified as requested. See page 136.

Management of FlatWorld Following the Transaction, page 134

28. Please discuss the specific qualifications or skills that lead to the determination that each director should serve on the board of directors.

The disclosure has been modified as requested.  See pages 138-140.

Unaudited Condensed Combined Pro Forma Financial Statements, page 145

29. It is unclear how management determined that the post-merger dividend, which does not appear to be required to effect the merger, is directly attributable to the merger. Please tell us whether you are obligated to pay such post-merger dividend or revise your disclosures to eliminate all impacts of such post-merger dividend within your pro forma financial information.

Per section 6.12 of the Agreement and Plan of Reorganization made and entered into as of July 26, 2012 among FlatWorld and other parties, FlatWorld is obligated to pay the post-merger dividend upon closing of the transaction with Orchid Island. The record date for the post-merger dividend shall be a date no later than 12 business days following the closing date and, (i) with respect to the cash portion of the dividend, the payment date shall be the date that is three business days following the record date and (ii) with respect to the warrant portion of the dividend, the payment date shall be the date that is three business days following the date of the effectiveness of FlatWorld’s registration statement registering the warrants and ordinary shares issuable upon exercise thereof. As

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

a result, such post-merger dividend is included in pro-forma calculations as it is directly attributable to the merger.

Beneficial Ownership of FlatWorld Securities, page 152

30. Please identify the natural persons with voting or dispositive power of the FlatWorld shares for all entities disclosed in the table on page 153.

The disclosure has been modified as requested.  See the table and accompanying footnotes beginning on page 159.

FlatWorld Acquisition Corp. and Orchid Island

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Three Months Ended March 31, 2012, page 150

31. Please tell us why management excluded the historical interest income from the pro forma statement of operations.

The proceeds held in the Trust Account were restricted for the completion of a business combination and previously invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act, which generated interest income for FlatWorld.   The pro forma adjustment reflects the release of all funds from the Trust Account and the conservative assumption of those proceeds no longer being restricted for investment in a money market fund and earning interest thereon, as such funds would be available to purchase shares in the tender offer, pay expenses of the transaction, and invest in operations as determined by management.

32. Please tell us why you did not make any adjustments for income taxes as your reincorporation into a real estate investment trust is not a part of the merger nor have the shareholders approved the reincorporation.

Note (3) on page 155 and Note (3) on page 157 have been modified to describe why the pro forma adjustments for income taxes were $0 for both the year ended December 31, 2011 and the three months ended March 31, 2012.

Where You Can Find More Information, page 159

33. According to the SEC’s public website at www.sec.gov, investors may obtain written copies of materials by mail only when those materials are not available on our website through EDGAR filing. As you know, the offer materials have been filed via EDGAR and are publicly available on that site. Please revise this section accordingly.

The section has been modified as requested.  See page 165.

Orchid Island Capital, Inc.

Notes to Financial Statements December 3 L 2011 and 2010, page F -31

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

Note 3. Repurchase Agreements, page F-34

34. Please reconcile the amount per your table noting one repurchase counterparty agreement with $2.1 million at risk with your disclosure in note 1 highlighting outstanding balances under repurchase agreements with one lender with a maximum at risk totaling $2.5 million.

The reference to “one lender” on page F-31 was a typographical error and has been corrected to say “three lenders” on page F-31.

Amendment 2 to Schedule TO-I filed August 2, 2012

Exhibit 99(A)(5)(C) - Presentation Materials

35. Please revise the second bullet point on slide 3 or the bubble on slide 10 to clarify whether the annualized return on invested capital relates to Bimini or Orchid Island’s results.

Slide 10 has been modified as requested.

36. Refer to slide 4. Please clarify to us, and revise as necessary, how this information compares to the information provided on page 47 of the offer to purchase.

We have revised the footnotes on slide 4 to clarify further that this information is derived from the projected pro forma financial information prepared by Orchid Island as disclosed in the offer to purchase on pages 50-51, as adjusted for various alternative assumptions.

37. We note the disclosure regarding Bimini’s track record on slide 10. Please revise to disclose the adverse business experiences that Bimini has faced.

Slide 10 has been modified as requested.

38. Refer to the comment above. Please tell us the basis for the belief that Bimini has had “consistent returns.”

As reflected on slide 14, Bimini’s quarterly results pertaining to portfolio management operations have been positive in 13 of 15 quarters. The annualized returns for the period were not excessively biased by outsized returns in any one period.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

FLATWORLD ACQUISITION CORP.

Investing in the Global Middle Market

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Douglas S. Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq. at (212) 370-1300.

Very truly yours,

FLATWORLD ACQUISITION CORP.

By: /s/ Jeffrey A. Valenty

      Jeffrey A. Valenty

cc:  Ellenoff Grossman & Schole LLP

          Hunton & Williams LLP